Exhibit 99.1

MEDIA

RELEASE

16 MAY 2013

APPOINTMENT OF PETER MARRIOTT TO THE WESTPAC BOARD

Westpac Banking Corporation announces the appointment of Peter Marriott to the Westpac Board. Mr Marriott’s appointment will become effective on 1 June 2013.

Mr Marriott has over 30 years’ experience in senior management roles in the finance industry encompassing international banking, finance and auditing.

Westpac Chairman, Lindsay Maxsted, welcomed Mr Marriott’s appointment saying “Peter’s proven track record in leadership within the financial services sector and extensive financial management experience will complement the skills and experience of the existing Directors”.

Mr Marriott joined Australia and New Zealand Banking Group Limited (ANZ) in 1993 and held the role of Chief Financial Officer for 15 years from 1997 to May 2012. Prior to his career at ANZ, Mr Marriott was a banking and finance and audit and consulting partner at KPMG Peat Marwick.

Mr Marriott has been a Non-executive Director of ASX Limited (and Chairman of the Board Audit & Risk Committee) since 1 July 2009. This appointment has involved Mr Marriott acting as a Director on the ASX Group Clearing and Settlement Boards and as Chairman of Austraclear Limited. Mr Marriott was formerly a Director of ANZ National Bank Limited in New Zealand and various ANZ subsidiaries.

Mr Marriott holds a Bachelor of Economics from Monash University (Hons) and is a Fellow of The Institute of Chartered Accountants in Australia.

Mr Marriott will be an independent Non-executive Director.

ENDS

For Further Information

Paul Marriage

Westpac Media Relations

TEL 02 8219 8512

MOB 0401 751 860